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                            April 13, 2022

       Zhixin Liu
       Chief Executive Officer
       Datasea Inc.
       20th Floor, Tower B, Guorui Plaza
       1 Ronghua South Road, Technological Development Zone
       Beijing, People   s Republic of China 100176

                                                        Re: Datasea Inc.
                                                            Form 10-K for
fiscal year ended June 30, 2021
                                                            Filed September 28,
2021
                                                            File No. 001-38767

       Dear Ms. Liu:

              We have reviewed your March 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our February 16,
       2022 letter.

       Form 10-K for the Fiscal Year Ended June 30, 2021

       Table of Contents, page i

   1. We note your response to prior comment 1, however, it is unclear from your proposed draft disclosures where
you intend to define how you will refer to the holding company, subsidiaries, and VIE
throughout the document. In this regard, you appear to define the various entities on
page i of the Form 10-K but have not provided any proposed revisions to this disclosure.
Please provide your proposed revised disclosures and ensure you identify all entities
discussed throughout the filing.
 Zhixin Liu
FirstName
Datasea Inc.LastNameZhixin Liu
Comapany
April       NameDatasea Inc.
       13, 2022
April 213, 2022 Page 2
Page
FirstName LastName
2. Your current disclosures refer to the WFOE having "control" of the VIE, which gives you
         "effective ownership of its assets." Please revise to refrain from implying that DataSea or the WFOE have any ownership interest in the VIE. Further, you continue to refer to "our"
         VIE or "our" operating entities when referring to the VIE entity throughout the proposed revisions. Please revise.
Cautionary Note Regarding Forward-looking Statements, page ii

3. We note your revised disclosures in response to prior comment 8 where you include a discussion of the Holding Foreign Companies Accountable Act (HFCAA). Please expand to also disclose that the United States Senate has passed the Accelerating Holding Foreign
         Companies Accountable Act (Accelerating HFCAA) and trading of your securities may be prohibited under either of these Acts. Also, provide a cross-reference here to your risk factor disclosures where you discuss the HFCAA and Accelerating HFCAA in further detail.
Item 1. Description of Business, page 1

4.       We note your revised disclosures in response to prior comment 3.
Please further
         revise here to identify Zhixin Liu as the Chairman, President, CEO and Corporate
         Secretary of DataSea and Fu Liu, as a Director and the father of Zhixin Liu.
5. We note from your response to prior comment 5 that you intend to provide a cross-
         reference to the consolidating schedules currently provided in the financial statement footnotes. Please revise to also include these schedules in the forepart of the filing at the onset of Part I. Also, revise the consolidating worksheets to disclose the Parent's investments in subsidiaries as well as any intercompany receivable and payables between the parent and subsidiary and the WFOE and VIE in a separate line item. Provide a clear description of each line item rather then including such amounts in other assets and other liabilities. Similarly, separately disclose the Parent's income from its subsidiaries and any income earned and expenses paid between the WFOE and VIE with a clear description of each line item.
6. We note your revised disclosures in response to prior comment 6. Please further revise your Overview discussion to describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIE, to the parent company and U.S.
         investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
 Zhixin Liu
FirstName
Datasea Inc.LastNameZhixin Liu
Comapany
April       NameDatasea Inc.
       13, 2022
April 313, 2022 Page 3
Page
FirstName LastName
7. Please address the following as it relates to the chart provided in response to prior comment 6:
             Tell us the purpose of the $1.36 million cash investment from DataSea to the VIE and then from the VIE to the WFOE. Explain why DataSea did not transfer the funds directly to its wholly-owned indirect subsidiary, Tianjin Information.
             Where you refer to "repayment" in the chart, clarify what the repayments represent.
             In this regard, explain whether these are payments made pursuant to the terms of the
             VIE agreements. Also, tell us what is meant by trademark lease and software trading.
8. We note your response to prior comments 7 and 8 where you refer to your disclosures in the Cautionary Note. Please revise to also include these disclosures in the Overview discussion beginning on page 1. In this regard, we note that your proposed revised disclosures in Part I of Appendix A address part, but not all, of our prior comments.
         Please further revise your Part I disclosures to address the risks related to both the
         HFCAA and the Accelerating HFCAA. Disclose whether your auditor is subject to determination and provide a cross-reference here to your risk factor disclosures where you discuss the HFCAA and Accelerating HFCAA in further detail. In addition, address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, have or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on a U.S. or other foreign exchange. Lastly, for each of the risk discussed in Part I, provide a specific cross-reference to the detailed risk factor.
9. We note your response to prior comment 9 and your proposed revised disclosures. Please address the following in Part I of the filing:
             Revise to clarify whether Datasea's subsidiaries are subject to cybersecurity review with the CAC. In this regard, your proposed disclosures only address whether
             Datasea or the VIE and its subsidiaries are subject to such review.
             Revise to disclose each permission or approval that you, your subsidiaries or the VIE are required to obtain from the Chinese authorities to operate your business and specifically address the ability to operate through contractual arrangements with the
             VIE.
             Explain further to us why Order 32 is no longer applicable to your products.
             Disclose whether you relied on the opinion of counsel in determining that permissions and approvals were not necessary and, if so, identify counsel and file a consent. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need any permissions or approvals. Provide a specific cross-reference to the more detailed risk factor disclosures
             addressing these rules and regulations.
 Zhixin Liu
FirstName
Datasea Inc.LastNameZhixin Liu
Comapany
April       NameDatasea Inc.
       13, 2022
April 413, 2022 Page 4
Page
FirstName LastName
VIE Agreements, page 23

10. We note your response to prior comment 4. Please address the following as it relates to your proposed revised disclosures on page 24 of Appendix A:
             Explain your statement that Shuhai Beijing's "affiliation" is managed through VIE agreements and your reference to such agreements providing "indirect affiliation" or revise.
             You state that the VIE agreements may not be as effective in providing you "with equity ownership over Shuhai Beijing as direct ownership." Your reference to equity ownership and direct ownership is unclear. If the intent of this disclosure is to convey that you do not have any direct ownership in the VIE then revise to clearly indicate as such or explain.
             You state that "Shuhai Beijing, as the VIE in China, does satisfy for consolidation of the VIE under U.S. GAAP, and Datasea, due to the contract arrangements, is the primary beneficiary of the VIE for accounting purposes." Please revise to clarify that you consolidate the VIE as a primary beneficiary through the contractual agreements between Tianjin Information, an indirect subsidiary of DataSea and Shuhai Beijing, the VIE. Also, refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.
Item 1A. Risk Factors, page 49

11.      We note your proposed revised disclosures in response to prior comment
10. While we
         note that you refer to the Accelerating HFCAA in the first paragraph of this risk factor, a similar reference should be made to the bolded introductory header. Similarly, where you refer to potential delisting in the closing paragraph, you should also discuss the
         Accelerating HFCAA. In addition, your disclosures should discuss the fact that the
         Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland
         China or Hong Kong. Please revise.
12. We note your proposed revised disclosures in response to prior comment 12 where you indicate that since you do not have personal information for over one million users and do not anticipate collecting information for over one million users in the future, you do not believe you are subject to the draft Measures for Cybersecurity Censorship. Please revise to clarify whether this determination also relates to Datasea's subsidiaries as you currently only address DataSea and the VIE and its subsidiaries. Tell us whether your reference to the "draft" measures is to the Cybersecurity Review Measures of 2021. If so, revise to refer to the 2021 Measures and disclose that such measures became effective on February
         15, 2022. Alternatively, explain further, and revise your disclosures to clarify, what draft
         Measures you are referring to. In your response, please provide us with your proposed
 Zhixin Liu
Datasea Inc.
April 13, 2022
Page 5
         revised disclosures for this risk factor. In this regard, it is unclear if the information in your response is intended to replace the current risk factor disclosures on page 64 or if they are in addition to existing disclosures.
       You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions.



FirstName LastNameZhixin Liu                                      Sincerely,
Comapany NameDatasea Inc.
                                                                  Division of
Corporation Finance
April 13, 2022 Page 5                                             Office of
Technology
FirstName LastName